United States securities and exchange commission logo





                             April 8, 2021

       David A. Steinberg
       Chief Executive Officer and Chairperson
       Zeta Global Holdings Corp.
       3 Park Ave, 33rd Floor
       New York, NY, 10016

                                                        Re: Zeta Global
Holdings Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 12,
2021
                                                            CIK No. 0001851003

       Dear Mr. Steinberg:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 12, 2021

       Prospectus Summary
       Overview, page 1

   1. Please balance your disclosure of fiscal year 2020 revenues and revenue growth with corresponding
disclosure of fiscal year 2020 net loss and growth in net loss.
       The Offering, page 10

   2. We note that the shares outstanding after completion of this offering assumes the conversion of all
outstanding shares of your preferred stock into 39,233,195 shares of common stock. However,
based on the disclosures in Note 14, it appears that only the
                                                        Series F redeemable
convertible preferred stock will automatically convert upon a
 David A. Steinberg
Zeta Global Holdings Corp.
April 8, 2021
Page 2
         Qualified IPO. Please explain your basis for assuming the conversion of all preferred shares and revise your disclosures as necessary. Lastly, to the extent such conversion is supportable, please provide pro forma per share information for the most recent fiscal year in your Summary Consolidated Financial and Operating Information reflecting such conversion and any related adjustments. Refer to Rule 11-01(a)(8) of Regulation S-X.
Risk Factors
Risks Related to Our Business and Industry
General, page 14

3. We note that the interest rate for your revolving credit facility is tied to LIBOR. Please include a risk factor regarding the potential impact to your liquidity and results operations from the expected discontinuance of LIBOR, or explain.
Our success and revenue growth depends upon..., page 15

4. You state that individual marketing agencies that are owned by holding companies are considered to be separate customers. Considering a holding company may choose to exert control over its individual marketing agencies, please tell us whether revenue from any of your holding company customers, when combined with their individual marketing agencies, exceeded 10% of total revenue for any period presented. If so, revise your disclosures as necessary.
Selected Consolidated Financial and Operating Information, page 45

5. We note your measures of adjusted platform profit and adjusted platform margin excludes normal cash operating expenses necessary to operate your business. Please tell us how you determined that this measure complies with Question 100.01 of the non-GAAP C&DIs.
         Further tell us what this measure is intended to convey and how it is useful to investors.
         To the extent you are attempting to show a non-GAAP gross profit measure, please reconcile such measure to the most directly comparable GAAP measure of gross profit and ensure such measure includes depreciation and amortization expense pursuant to SAB
         Topic 11.B. Also, ensure you present the most directly comparable GAAP measure of gross profit margin. Refer to Item 10(e)(1)(A) of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Results of Operations
Expand  Sales
FirstName     to Existing Customers,
           LastNameDavid             page 49
                            A. Steinberg
Comapany
6.          NameZeta
       Please revise toGlobal Holdings
                       disclose         Corp. of revenue derived from your
political and
                                the percentage
April 8,advocacy customers
         2021 Page  2       that are excluded from your annual net revenue
retention rate metric.
FirstName LastName
 David A. Steinberg
FirstName
Zeta GlobalLastNameDavid
             Holdings Corp. A. Steinberg
Comapany
April       NameZeta Global Holdings Corp.
       8, 2021
April 38, 2021 Page 3
Page
FirstName LastName
Key Performance Metrics
Scaled customers, page 50

7. You disclose that you serve more than 1,000 customers. Please revise to disclose the actual number of total customers as of each period end. Also, with regard to scaled customers, revise to disclose the percentage of revenue derived from such customers for each period presented. To the extent that scaled customers do not represent a majority of your total revenues, please revise to also provide ARPU and annual net revenue retention rate for all your customers or explain.
Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019
Revenues, page 53

8. You state that your success and revenue growth are dependent on adding new customers,
         retaining existing customers and increasing customers    usage of your
platform, however
         these factors are not referenced in your discussion of revenue growth. Please revise to include a quantified discussion regarding the portion of revenue growth attributable to new versus existing customers as well as the contribution of acquired businesses, if material. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC No.
         Release No. 33-6835.
Liquidity and Capital Resources, page 58

9. Please file as an exhibit the Senior Secured Credit Facility entered into on February 3,
         2021.
Principal Stockholders, page 102

10. You indicate that the Class B common stock will have ten votes per share. Please add a column to the beneficial ownership table that discloses the percentage voting power held by each person.
Consolidated Statements of Operations and Comprehensive Loss, page F-4

11. We note that your cost of revenue does not include depreciation and amortization expense.
         Please revise to state separately the amount of such costs that have been excluded from cost of revenue, if material. Refer to Rule 5-03(b)(3) of Regulation
S-X.
12. We note that you do not present a line-item for net income (loss) available to common shareholders on the face of this statement. Notwithstanding the disclosures in Note 20, please tell us how you considered the guidance in SAB Topic 6.B to report income (loss)
         applicable to common shareholders on the face of the income statement when it is materially different than reported net income or loss.
 David A. Steinberg
FirstName
Zeta GlobalLastNameDavid
             Holdings Corp. A. Steinberg
Comapany
April       NameZeta Global Holdings Corp.
       8, 2021
April 48, 2021 Page 4
Page
FirstName LastName
Notes to Consolidated Financial Statements
Note 2 - Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page F-8

13. You disclose that you derive revenue on your technology platform via subscription fees, volume-based utilization fees and fees for professional services. Please tell us the amount of revenue derived from each service type for the periods presented. To the extent material, revise to include a discussion of your accounting for professional fee revenue.
         Also, clarify when the performance obligations are satisfied for your subscription fees.
         Refer to ASC 606-10-50-12(a).
Disaggregation of revenues from contract with customers, page F-10

14. We note your disclosure of revenue disaggregated by U.S. vs. international. Please tell us your consideration to provide additional forms of disaggregated revenue such as disaggregation based on the timing of transfer or by type of service, customer, or contract.
         Refer to ASC 606-10-55-89 through 55-91.
Note 13 - Stock-Based Compensation
Restricted shares, page F-32

15. Please provide us with a breakdown of all equity-based awards granted in fiscal 2020 and to date in fiscal 2021, including the fair value of the underlying common stock used to value such awards. To the extent there were significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology used to value such award. Please continue to update this analysis through effectiveness of the registration statement.
16. You state that the restricted share awards vest 25% upon a change in control. Please explain further when the remaining 75% of the restricted share awards vest. In this regard, it is unclear whether vesting is over a five-year term beginning from the date of issuance, as your disclosures appear to imply, or whether vesting for such awards does not begin until there is a change of control. To the extent vesting begins from the date of issuance, tell us why you have not recognized any compensation expense related to such awards. Also, tell us whether you anticipate changing the vesting terms for the 25% in contemplation of this offering and revise your disclosures as necessary to clarify all terms of these awards. Lastly, tell us the accounting guidance considered when including these shares in issued and outstanding common stock on your balance sheet and specifically address how you considered the definition of "Issued, Issuance, or Issuing of an Equity
         Instruments" in ASC 718-10-20.
 David A. Steinberg
FirstName
Zeta GlobalLastNameDavid
             Holdings Corp. A. Steinberg
Comapany
April       NameZeta Global Holdings Corp.
       8, 2021
April 58, 2021 Page 5
Page
FirstName LastName
Note 20 - Net Loss per Share, page F-41

17. You state that holders of non-vested restricted stock have similar dividend and voting rights as common stockholders. Please clarify whether the holders of unvested restricted stock have non-forfeitable rights to dividends or dividend equivalents. If so, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-
         10-45-61(A). Also, tell us how you determined the weighted average number of Series A common stock used in the denominator of your per share calculations and why such amounts differ so significantly from the actual Series A common shares outstanding at both December 31, 2019 and 2020. To the extent this difference relates to the restricted stock awards, please revise to clearly indicate as such and clarify the number of unvested restricted share awards that are excluded from your per shares calculations for each period presented.
General

18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact David Edgar, Senior Staff Accountant, at 202-551-3459 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Joel H. Trotter, Esq.